Exhibit 99.1

SIGMA LITHIUM ACHIEVES 1Q25 PRODUCTION TARGET WITH 68,300t OF QUINTUPLE ZERO GREEN LITHIUM, MAINTAINING CASH GENERATION, COSTS IN LINE WITH GUIDANCE

April 4, 2025. São Paulo, Brazil – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34) (“Sigma Lithium” or the “Company”), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon-neutral, socially and environmentally sustainable lithium concentrate (“Quintuple Zero Green Lithium”), is pleased to announce the successful completion of the 1Q25, delivering production volumes of 68,000t of Quintuple Zero Green Lithium for the quarter, achieving provided production targets. The Company expects to continue to deliver on the production targets for the year.

During the week of April 7, 2025, Sigma Lithium will load 29,000t of Quintuple Zero Green Lithium, fully sold to International Resource Holdings (“IRH”), a metals and critical minerals trading company, indirectly wholly owned by the Royal Group of Abu Dhabi. On March 4, 2025, the Company also shipped and sold 47,000t of Quintuple Zero Green Lithium to IRH, bringing total shipments to 76,000t (part of this product was sold to IRH through a port transaction at the end of 1Q25).

With this strong production and sales performance, Sigma Lithium expects to continue generating consistent cash flows and maintaining healthy margins, as all-in sustaining costs (ASIC) are also in line with the guidance provided. The Company's operational efficiency and low-cost position gives it the resilience needed to successfully navigate the current lithium price environment.

Ana Cabral, CEO and Co-Chairman of Sigma Lithium, said, "In the first quarter of 2025, we demonstrated our ability to maintain our operational cadence achieving both the targeted production levels of 68,000t and meeting our sales targets. Once again, we have proven our ability to deliver on our projection, remaining focused on the operational elements we can control.

Ana continued, “Our cost structure delivers cash flows with every ton of product sold, strengthening the stability of our liquidity position with every sale. Demand for our Quintuple Zero Green Lithium is strong and stable, and we remain confident in the fundamentals of global lithium demand, which have not changed, with conditions poised to improve going forward”.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain, producing Quintuple Zero Green Lithium: net-zero carbon lithium made with zero dirty power, zero potable water, zero toxic chemicals, and zero tailings dams.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumresources.com/).

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Irina Axenova, Vice President Investor Relations

ir@sigmalithium.com.br | +55 11 2985 0089

SIGMA LITHIUM

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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